Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 11, 2025

VIA EDGAR

Samuel Kluck and Michael Coco

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Province of Saskatchewan

Registration under Schedule B

Filed April 23, 2025

File No. 333-286693

Annual Report under Form 18-K

Filed November 26, 2024 and amended on December 12, 2024 and May 28, 2025

File No. 033-36597

Dear Mr. Kluck and Mr. Coco:

On behalf of the Province of Saskatchewan (the “Province”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the publicly filed Registration Statement under Schedule B of the Province (as amended, the “Registration Statement”), together with exhibits, marked to indicate changes from the initial Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 23, 2025.

Amendment No. 1 reflects changes made in response to the comments received in a letter from the Staff of the Commission (the “Staff”), dated May 19, 2025 (the “Comment Letter”), and certain other updates. Set forth below is the Company’s response to the Staff’s comments.

Schedule B filed April 23, 2025

Exhibits

1.

We note the legality opinion in Exhibit 99.C to your Schedule B, provides that, “This opinion letter is provided solely for the benefit of the party to whom it is addressed and in connection with the transaction to which it relates. It may not be quoted, in whole or in part, or otherwise referred to, used or relied upon for any other purpose.” Please note that the legality opinion should not have any limitation on reliance and purchasers of the securities in the offering are entitled to rely on the opinion. See Section II.B.3.d. of SEC Staff Legal Bulletin No. 19. Please advise counsel to revise the opinion accordingly.

Response: The Province acknowledges the Staff’s comments and has filed a revised version of Exhibit C to the Registration Statement as part of Amendment No. 1.

General

2.

We note your disclosure in Exhibit 99.1, to the Form 18-K filed on November 26, 2024, that states on page 12 that, “the United States is Saskatchewan’s largest trading partner ... [selling] $27.1 billion of goods to the United States, which accounted for 54.8 per cent of total international exports.” Also, the disclosure in Exhibit 99.1, on page 17, states that, “Saskatchewan is the second largest crude oil producing province in Canada ... The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent) ... In 2023, the Saskatchewan potash industry accounted for about 35 per cent of the world’s production. Saskatchewan’s largest potash market is the United States.” We note that in March 2025, the United States imposed tariffs of 25 percent on Canadian goods and 10 percent on energy and potash exports from Canada to the United States. To the extent such developments are material, please provide an update to your Form 18-K or Schedule B that discusses theses recent events and their impact.

Response: The Province has revised the Registration Statement in response to the Staff’s comments. Please see page 3 of Amendment No. 1. Additionally, on May 28, 2025, the Province filed an amendment to its annual report on Schedule 18-K to include as Exhibit 99.6 the provincial budget for 2025-2026 (the “Budget”), which is incorporated by reference in the Registration Statement. Please see page 44 of the Budget for an assessment of potential impacts of imposed tariffs.

3.	We note that Canada held a federal election in April 2025. To the extent material, please provide an update to your Form 18-K or Schedule B that discusses the recent election and its impact.

Response: The Province respectfully advises the Staff that, while the full impact of the federal election on the Province is unknown at this time, the Province does not expect the results of the election to have a material impact on the Province.

*    *    *

If you have any questions regarding Amendment No. 1 or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Rodney Balkwill
Shanna Hoffman
Province of Saskatchewan

Michael Milani
McDougall Gauley LLP